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                              June 1, 2023

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 17, 2023
                                                            File No. 333-271067

       Dear Chong Jiexiang Aloysius:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 Filed May 17, 2023

       Notes to Consolidated FInancial Statements, page F-7

   1. Please provide footnote disclosure in regard to your capitalized intangible assets, including the nature of
such assets and when and how they were acquired.
 Chong Jiexiang Aloysius
FirstName  LastNameChong Jiexiang Aloysius
Simpple Ltd.
Comapany
June 1, 2023NameSimpple Ltd.
June 1,
Page 2 2023 Page 2
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Lawrence S. Venick